

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

January 29, 2009

By U.S. Mail and facsimile to 011 47 22 01 22 02

Ms. Gisele Marchand
Chief Executive Officer & President
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

Re: Eksportfinans ASA
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 001-08427

Dear Ms. Marchand:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                                Sincerely,

                                                Hugh West
                                                Accounting Branch Chief